NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF LUNDIN MINING CORPORATION

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the shareholders (the "Lundin Shareholders") of Lundin Mining Corporation ("Lundin Mining" or the "Corporation") will be held at the Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on October 19, 2006 at 10:00 a.m. (Vancouver time) for the following purposes:

1     to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Share Issue Resolution"), the full text of which is reproduced at Schedule A to the accompanying Circular, authorizing the issue of up to approximately 54,734,559 Lundin Shares in connection with the proposed arrangement (the "Arrangement") pursuant to the British Columbia Business Corporations Act, including the business combination (the "Combination") of Lundin Mining and EuroZinc Mining Corporation, including Lundin Shares issuable upon exercise of outstanding options of EuroZinc, as more particularly described in the Circular;

2.    to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Combination, a resolution (the "Lundin New Board Resolution"), the full text of which is reproduced at Schedule B to the accompanying Circular, increasing the board of directors of Lundin Mining;

3.    to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Combination, a resolution (the "Lundin SOP Amendment Resolution"), the full text of which is reproduced at Schedule C to the accompanying Circular, authorizing and approving an amendment to the Lundin Mining incentive stock option plan, to increase the number of options that may be issued thereunder;

4.    to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Subdivision Resolution"), the full text of which is reproduced at Schedule D to the accompanying Circular, amending Lundin Mining's share structure by subdividing all of the fully paid and issued Lundin Shares (the "Subdivision"), each Lundin Share being divided by a ratio of 3 to 1. The proposed special resolution authorizes the directors of the Company, in their discretion, to refrain from implementing the Subdivision. If the directors choose to give effect to the Subdivision Resolution, the Subdivision will not be implemented until after the Effective Date;

5.    to consider and, if deemed appropriate, to pass with or without variation, a resolution (the "Appointment of Auditor Resolution"), the full text of which is reproduced at Schedule E to the accompanying Circular, appointing auditors for Lundin Mining to hold office until the next Annual Meeting, at a remuneration to be fixed by the directors of Lundin Mining; and

6.    to transact such other business as may properly come before the Lundin Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular.

The Combination will be completed pursuant to the amended and restated arrangement agreement (the "Arrangement Agreement") dated September 18, 2006, among EuroZinc and Lundin Mining, a copy of which is attached as Schedule H to the accompanying Circular. A description of the Combination and the other matters to be dealt with at the Meeting is included in the Circular.

Only Lundin Shareholders of record at the close of business on September 14, 2006 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Lundin Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Lundin Mining Corporation, c/o its registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 1:00 p.m. (Toronto time) on October 17, 2006 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

DATED at Vancouver this 20th day of September, 2006.

BY ORDER OF THE BOARD

"Karl-Axel Waplan"

KARL-AXEL WAPLAN

President and Chief Executive Officer